

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2017

Via E-mail
John C. Popeo
President and Chief Operating Officer
Industrial Logistics Properties Trust
Two Newton Place, 255 Washington Street, Suite 300
Newton, MA 02458-1634

>   **Re: Industrial Logistics Properties Trust**
>   **Draft Registration Statement on Form S-11**
>   **Submitted September 26, 2017**
>   **CIK No. 0001717307**

Dear Mr. Popeo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3.   Please be advised that in accordance with Item 502(a) of Regulation S-K, you must include the table of contents immediately following the cover page in any prospectus you deliver electronically. If you intend to deliver the prospectus electronically, please relocate the graphics on the page between the cover page and the table of contents.

4.   We note that you were formed to focus on the ownership and leasing of industrial and logistics properties throughout the United States. We further note your disclosure that your portfolio includes "primarily industrial lands in Hawaii" and "industrial and logistics properties in 24 other states." Please revise your disclosure to explain what a "logistics property" is as compared to an "industrial property." In addition, and to the extent applicable, please disclose the percentage of industrial versus logistics properties in your portfolio.

Prospectus Summary, page 1

5.   Please revise your Summary to include an organizational chart that reflects your ownership structure and quantifies the ownership interest Select Income REIT will have.

6.   We note your disclosure throughout that most of the leases at your Initial Properties are net leases, where the tenant is financially responsible to pay or reimburse you for all, or substantially all, property level operating and maintenance expenses. Under an appropriately captioned heading, please describe how you evaluate and monitor your tenant credit quality.

Investment highlights, page 2

7.   On page 3 you state that rent resets and new leases following lease expirations at your Hawaii Properties have resulted in an average rent increase of 32.9% above the rent for the same space prior to the rent reset or lease expiration. On page 2 you note that the rental rates reset on your Hawaii Properties "generally every five or ten years." To provide additional context, please either provide the weighted average growth rate or clarify the average number of years the 32.9% increase in rental rates reflects. Similarly revise the disclosure of your history of rent increases at your Hawaii Properties on pages 9 and 56.

Structure and formation of our company, page 10

8.   We note your disclosure under this heading and throughout that you will pay or reimburse SIR for the expenses of this Offering, including costs incurred to establish your unsecured revolving credit facility, or collectively, the Transaction Costs. Please revise to disclose the total amount of documented costs and expenses incurred to date on your behalf and the estimate of the total costs you expect to reimburse.

Risk Factors, page 18

9.   Please include a risk factor explaining the extent to which the fee-shifting provision in your declaration of trust and bylaws could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.

"The termination of our Management Agreements with RMR may require us to pay a substantial termination fee," page 29

10.   We note your disclosure that the terms of your Management Agreements that you will enter into with RMR automatically extend on December 31 of each year so that such terms end on the 20th anniversary of the date of the extension. Please provide an estimate of the termination fee you will owe if you terminate the Management Agreement for convenience or for a performance reason.

"We may change our operational, financing and investment policies without shareholder approval," page 31

11.   We note your risk factor on page 31 and your disclosure on page 64 that your Board of Trustees may change your acquisition and investment policies at any time without a vote of, or notice to, your shareholders. Please revise to clarify if by "notice" you refer to your intent not to provide notice prior to effecting a change. In this regard, please revise your discussion under the heading "Our Investment Policies" on page 63 to clarify how you intend to notify shareholders of such changes.

Distribution Policy, page 39

12.   Please explain to us how you determined it would be appropriate to include disclosure of estimated FFO in your distribution table. In your response tell us whether management uses FFO as a liquidity measure.

13.   We note your disclosure in footnote 2 that you have assumed certain lease renewals at your Hawaii Properties based on historical experience. Please tell us whether you intend to use a 3 year historic retention rate to determine this adjustment. In your response, please tell us what your 3 year historic lease retention rate has been at your Hawaii Properties. Additionally, please tell us whether your distribution table will include estimated leasing costs related to new leases and lease renewals.

Business, page 46

14.   We note your disclosure on page 28 that RMR will have discretion in determining the properties that will be appropriate investments for you. To the extent applicable, please revise your disclosure to identify the programs and entities that may directly compete with you for investment opportunities. Please also describe, to the extent applicable, how RMR will determine which competing program or entity will be given an investment opportunity.

Our Financing Policies, page 64

15.   We note that you expect to obtain a $750 million secured credit facility prior to the completion of this offering and that upon completion of the offering this secured credit facility will be converted into a $750 million unsecured revolving credit facility. To the extent known, please expand your summary description of certain expected material terms to include collateral requirements (if any) and discuss in greater detail how any financial covenants may restrict your ability to incur additional debt to finance uses in the next 12 months, if applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

16.   We note your disclosure on page 73 that during the nine months ended September 30, 2017 you entered lease renewals and new leases that were a to-be-disclosed percentage higher than prior rates for the same space. Please revise to identify the time period covered by the prior rates to which you refer and clarify how you define "same space." In addition, please address the relative impact of occupancy within same space.

17.   Please revise to disclose the average effective annual rental per square foot for each of the last five years prior to the date of filing or tell us why you are not required to provide this information. Please refer to Item 15(e) of Form S-11.

Our Manager, page 91

Management Fees, page 94

18.   Please revise to provide an example of how the Incentive Fee will be calculated. Please also expand your discussion of the incentive fee on page 94 to explain the nature of the adjustments you may make in determining the amount by which total shareholder return exceeds the total shareholder return of the SNL US REIT Equity Index.

Certain Relationships and Related Person Transactions, page 96

19.   We note your disclosure that SIR contributed your Initial Properties to you. Please revise your disclosure to provide the approximate dollar value of the amount involved in this transaction, including how this value was determined. Please also quantify the approximate dollar value of the shares SIR will retain. Please refer to Item 404(a)(3) of Regulation S-K.

Principal Shareholders, page 100

20.   Footnote 3 states that Barry M. Portnoy and Adam D. Portnoy have determined that they do not beneficially own the shares owned by SIR and that RMR may not act or vote to sell the shares without authorization of the board of trustees of SIR, which is comprised of five trustees. We note that Barry M. Portnoy and Adam D. Portnoy are two of the five trustees of SIR. Please identify the natural persons who exercise voting and dispositive power over the shares held by Select Income REIT or clarify that Barry and Adam Portnoy are two of the five trustees of SIR.

Material provisions of Maryland law and of our declaration of trust and bylaws, page 103

Shareholder liability, page 110

21.   We note that your declaration of trust and bylaws include a provision that appears to provide for fee-shifting in connection with actions by or against you in which the shareholder is not the prevailing party. Please expand your disclosure to identify the types of actions subject to fee-shifting, including whether the company intends to apply the provision to claims under the federal securities laws. Describe the level of recovery required by the plaintiff to avoid payment. Last, please explain who is subject to the provision (*e.g.*, former and current shareholders) and who would be allowed to recover (*e.g.*, company, directors, officers, affiliates).

Underwriting, page 144

22.   When the full syndication has been determined, please revise to identify each underwriter that has a material relationship with you or your affiliates and state the nature of the relationship.

Introduction to Unaudited Pro Forma Condensed Combined Financial Statements, page F-2

23.   We note your disclosure stating that you expect to obtain a secured credit facility. Please tell us whether you have a firm commitment from a lender with respect to this facility. Additionally, to the extent known, please revise your disclosure to include a discussion of the terms of the facility.

24.   Please revise your disclosure to include a discussion of how you plan to account for the formation transaction.

Financial Statements

Notes to Combined Financial Statements

Note 4. Tenant and geographic concentration and segment information, page F-22

25.   Please address the following with respect to your segment disclosure:
- Please tell us how you have defined your operating segments in accordance with ASC Topic 280-50-1.
- Please provide us with a schedule of the amount of tenant reimbursements, real estate taxes and other operating expenses that are related to your Hawaii Properties and those that are related to your Mainland Properties
- Given that it appears your rental revenue is generated from different property types (e.g. leases solely for land and leases for land and buildings), please tell us how you have considered the guidance in ASC Topic 280-10-50-40 in preparing your segment disclosure.

Item 33. Recent Sales of Unregistered Equity Securities, page II-1

26.   We note your disclosure that you issued 1,000 shares to SIR in connection with your formation and that you also distributed to SIR a to-be-disclosed number of shares on a to-be-disclosed date. Please revise to disclose the date that you issued 1,000 shares to SIR. In addition, as to any securities sold otherwise than for cash, please revise to state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. Please refer to Item 701(c) of Regulation S-K.

You may contact Babette Rosenbaum Cooper, Staff Accountant, at 202-551-3396 or Bob Telewicz, Accounting Branch Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities

cc: Ben Armour
        Howard Berkehblit
        Sullivan & Worcester LLP
        Via E-mail

        Rick Siedel
        Industrial Logistics Properties Trust
        Via E-mail